Exhibit 16.1

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Checkpoint Therapeutics, Inc. and, under the date of March 23, 2016, except for Note 6 as to which the date is April 26, 2016 and Note 3 and Note 9 as to which the date is July 11, 2016, we reported on the consolidated financial statements of Checkpoint Therapeutics, Inc. as of and for the year ended December 31, 2015 and the fiscal period from November 10, 2014 (inception) to December 31, 2014. On September 27, 2016, we were dismissed. We have read Checkpoint Therapeutics Inc.’s statements included under Item 4.01 of its Form 8-K dated October 3, 2016, and we agree with such statements.

Very truly yours,

/s/ EisnerAmper LLP